Blue State Corp.
1 KL to Walmart Heredia, House 24a
San Jose, Costa Rica
Email : bluestatecorp@gmail.com

May 12, 2020

Securities and Exchange Commission Washington DC.
Attention: Thomas Jones
Division of Corporation Finance and Office of Manufacturing Thomas Jones
Re: Blue State Corp.
Registration Statement on Form S-1 Filed March 11, 2020
File No. 333-237085
Registration Statement on Form S-1 filed March 11, 2020 General

1. We note you refer to “OTC Market” throughout the registration statement and you disclose on page 27 that you anticipate applying for trading on the OTC Market upon effectiveness of the registration statement. Please note that OTC Markets Group Inc. operates OTC Link which organizes securities into three marketplaces: OTCQX, OTCQB, and Pink. Please note that the OTCQX and OTCQB marketplaces are considered existing markets for purposes of secondary at the market offerings, but that accommodation has not been extended to Pink. Please revise disclosures throughout the registration statement, including the prospectus cover page, to: (1) specify on which of the three marketplaces of OTC Link you anticipate applying for quotation of the securities being registered under this registration statement; and (2) disclose when you anticipate applying for quotation.

We have revised our disclosure throughout the prospectus , including the Prospectus cover page to indicate which of the three market places we intend to apply to as well as when we anticipate applying  for quotation.

2.    Because you are a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of 12 months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Accordingly, please revise your prospectus as follows:
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Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the- market offering under Rule 415(a)(4) as it does not meet the requirements of Rule 415(a)(1)(x).

We have revised our disclosure throughout the prospectus to disclose that the selling shareholders must sell their shares at a fixed price for the duration of the offering and have disclosed the price at which the selling shareholders will sell their shares.

Additionally, we removed any and all indications that selling shareholders have the ability to sell their shares at market prices.

Please revise your disclosure to identify your selling shareholders as underwriters on the prospectus cover page.

We have revised our disclosure throughout the prospectus , including the Prospectus cover page to indicate that the selling shareholders are underwriters.
Government Approvals, page 22

3.    Please tell us the basis for your statement in this section that you "do not expect that there will be any governmental regulations to comply with in running [y]our business," including whether your expectation addresses governmental regulations in running your business in Nevada. In this regard, ensure that you include in this section the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K and include in the Risk Factors section material risks concerning governmental regulations applicable to your business.

We have revised our disclosure to provide the following revisions under the heading Government Approvals and Risk factors.

“We will require approval of various government agencies to offer our products and operate our business. We fully expect that we will have to acquire a business license and other permits as required to operate, as well, we will have to comply and adhere to strict health and food safety regulations in order to operate our business. There may be additional governmental regulations to comply with in running our business. We are voluntarily not accepting inquiries from the following countries: Afghanistan, Angola, Cuba, Democratic People's Republic of Korea [North Korea], Eritrea, Federal Republic of Yugoslavia [Serbia and Montenegro], Iran, Iraq, Liberia, Libya, Myanmar [Burma], Rwanda, Sierra Leone, Syria, and Sudan. We expect no costs or effects of compliance of federal, state and local environmental laws on our business.

If we do not adhere to the various governmental health and safe food handling regulations, would have a negative impact on our business, cause setbacks in our business or may cause our business to fail.

“Our future success depends on our ability to comply with various governmental regulations as they relate to health and safe food handling. In order continue with our business development we must adhere to these regulations and obtain the necessary permits required. In the event we should not adhere to these regulations and obtain the required permits, this could result in the temporary or even permanent closure of the business, and expose us to potential fines and other governmental scrutiny.”

Consolidated Financial Statements Table of Contents, page F-1
4.    Please update your interim financial statements through December 31, 2019. Refer to Rule 8-08 of Regulation S-X.

We have  revised our  prospectus  to included our Interim Financial Statements for the periods ending December 31, 2019 and March 31, 2020

Report of Independent Registered Public Accounting Firm, page F-2

5. Please have you auditor revise its report to correctly opine on the financial position of the company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for the year ended June 30, 2019 and for the period from June 11, 2018 (inception) to June 30, 2018. Otherwise, please advise us.

Our Independent auditors have revised their audit report to include to correctly opine on the financial position of the company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for the year ended June 30, 2019 and for the period from June 11, 2018 (inception) to June 30, 2018.

Note 2 - Significant and Critical Accounting Policies and Practices
Recent Accounting Pronouncements, page F-9

6.    We note your disclosure that you continue to evaluate the impact of adopting ASUs that you indicate were effective in 2017 and 2018. Please revise to correctly identify the accounting pronouncements you have adopted and to disclose the impact of the adoption on your financial statements. Refer to SAB Topic 11-M. This comment also applies to your interim financial statements.

We have revised the notes to the financial statements to identify those accounting pronouncements the Company has adopted and have also disclosed the current impact of these adopted accounting pronouncements.
7.    As a related matter, revise the filing to consistently disclose the correct date on which you adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606).
We have revised our filing to consistently disclose the date when we adopted ASU 2014-09, including all interim periods.

Yours Truly,
/s/ Alessandro Napoleone
Alessandro Napoleone
President and CEO

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